SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2006

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	News release dated April 26, 2005

2.	News release dated May 6, 2005

3.	News release dated May 12, 2005

4.	News release dated May 27, 2005

5.	News release dated June 2, 2005

6.	News release dated August 5, 2005

7.	News release dated August 9, 2005

8.	News release dated November 9, 2005

9.	News release dated February 17, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2006

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

NEWS RELEASE
For Immediate Release
Tuesday, April 26, 2005
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH LUMBER CO. LTD. EXTENDS ITS EXCHANGE OFFER FOR ITS 7.25% SENIOR NOTES DUE OCTOBER 1, 2012
VANCOUVER, April 26 — Ainsworth Lumber Co. Ltd. announced that, in connection with its previously commenced offer to exchange the US$275 million aggregate principal amount of its outstanding 7.25% Senior Notes due October 1, 2012, issued on September 22, 2004, for 7.25% Senior Notes due October 1, 2012 which have been registered under the Securities Act of 1933, it has extended the expiration date for the exchange offer from 5:00 p.m. New York city time on April 26, 2005 to 5:00 p.m. New York city time on April 27, 2005.
This announcement is neither an offer to exchange nor a solicitation of an offer to exchange any securities. The exchange offer may only be made pursuant to the terms of the Offer to Exchange dated March 28, 2005. Persons with questions regarding the exchange offer should contact The Bank of New York at (212) 815-5788.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Planning
bruce.rose@ainsworth.ca
Robb Pelwecki
Treasurer
robb.pelwecki@ainsworth.ca

NEWS RELEASE — Friday, May 6, 2005
2005 1st Quarter Results
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER CO. LTD. CONFERENCE CALL NOTIFICATION
VANCOUVER, May 6th — Ainsworth invites investors and media to listen-in to its first quarter conference call with financial analysts. Ainsworth’s CFO, Robert Allen, COO, Catherine Ainsworth, and Executive VP, Michael Ainsworth, will discuss the company’s first quarter results, which will be released at the end of the working day, May 10th, 2005.
The conference call will take place on Wednesday, May 11, 2005 at 8:30 a.m. PST (11:30 am EST).
The dial-in phone number is 1 800 346-5998, Reservation #21246780. To access the post-view line, dial 1 800 558-5253, Reservation #21246780. This recording will be available until May 18, 2005.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

NEWS RELEASE
For Immediate Release
Thursday, May 12, 2005
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH ANNOUNCES TWO NEW OSB FACILITIES IN PRINCE GEORGE AND QUESNEL
Vancouver, Canada — Ainsworth Lumber Co. Ltd. (“Ainsworth”), one of the Ainsworth Group of Companies, announced today its intention to construct two state-of-the-art oriented strand board (OSB) mills in Prince George and Quesnel, British Columbia.
Combined capital costs of the two investments are projected to exceed $400 million. The two mills will produce approximately 1.5 billion square feet (3/8’’ basis) of panels annually. The two projects are expected to create 250 direct jobs in the facilities and another 500 jobs in related woodlands operations.
One of the many benefits of the new Ainsworth OSB mills is that they will use logs from beetle-killed pine stands that have degraded to a state which makes them undesirable for lumber production. Studies conducted for Ainsworth have shown that high quality OSB can be produced from dry pine for three decades after infestation. The plan to use this timber is indicative of Ainsworth’s continuing product innovation and its commitment to responsible and sustainable forest stewardship.
The company was the highest bidder for two large beetle licences in the central interior offered by the Ministry of Forests. Ainsworth acknowledges that the First Nations consultation process, required by the Province prior to issuing the licences is still ongoing. The company is optimistic that this issue will be successfully resolved within the coming months. Upon licence award by the Province and further community communication, a definitive construction schedule and final site locations will be identified. The licences are expected to allow Ainsworth to access 1.4 million cubic metres of dry pine timber annually.
The completion of the Prince George and Quesnel projects will bring to five the number of mills operated by Ainsworth in British Columbia, the others being 100 Mile House, Savona (plywood) and the veneer mill in Lillooet.
About the Ainsworth Group of Companies
Ainsworth Lumber Co. Ltd., one of the Group of Ainsworth Companies, is a leading Canadian forest products company with a 53-year reputation for high-quality products and customer service. The company has operations in British Columbia, Alberta and Ontario, Canada as well as Minnesota. AinsworthEngineered® OSB sheathing and flooring products are certified to APA quality standards and known for their consistent quality, reliability and competitive price.

1

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
or
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
or
Kevin Ainsworth
Senior Vice President, Solid Wood Group
kevin.ainsworth@ainsworth.ca
or
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

2

NEWS RELEASE
For Immediate Release
Friday, May 27th, 2005
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER CO. LTD. DECLARES DIVIDEND
Vancouver, British Columbia — Ainsworth Lumber Co. Ltd. (TSX:ANS) today announced that its Board of Directors has declared a cash dividend of $1.00 per common share payable on June 21, 2005 to holders of record of its common shares as of the close of business on June 7, 2005. Brian Ainsworth, Chairman and Chief Executive Officer of Ainsworth, said “This is a special dividend to reflect the Company’s recent strong performance in the markets for its products. It is not the commencement of a regular dividend policy and Ainsworth has no present intention of declaring future dividends”.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca
Robb Pelwecki
Treasurer
robb.pelwecki@ainsworth.ca
Gergana Kouzeva
Manager, Corporate Reporting
gergana.kouzeva@ainsworth.ca

NEWS RELEASE
FOR IMMEDIATE RELEASE
Thursday, June 2, 2005
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH LUMBER CO. LTD. ANNOUNCES $200 MILLION EXPANSION OF GRANDE PRAIRIE OSB MILL
GRANDE PRAIRIE, Alberta — Ainsworth Lumber Co. Ltd. (TSX: ANS) today announced that it is ready to proceed with a $200 million expansion of its oriented strand board (OSB) mill near Grande Prairie. This expansion project will increase annual production capacity by approximately 600 million square feet (3/8”) and will include the construction of a hardwood sawmill in Valleyview, Alberta, about 106 kilometers east of Grande Prairie. Both the OSB mill expansion and the sawmill are expected to be completed by early 2007.
The expansion will include the addition of a second production line at the existing Grande Prairie site that will be capable of producing both OSB and other engineered wood products. Once completed, the expanded Grande Prairie mill will have an annual capacity of nearly 1.3 billion square feet (3/8”).
Ainsworth’s $200 million investment will provide an additional 300 direct jobs in the Grande Prairie and Valleyview area. The Valleyview facility itself is expected to employ 15 people in the production of hardwood sawn lumber products.
“We are extremely pleased that this project has come together”, said Allen Ainsworth, President. “It has taken us more than five years to make this project viable and we are extremely grateful to the Grande Prairie and Valleyview communities for their ongoing support. This expansion complements our existing operations and strongly positions the Grande Prairie mill to continue to be one of the performance leaders in our industry.”
The Minister of Sustainable Resource Development, the Honourable Dave Coutts, said, “The Government of Alberta is very pleased that another forestry project benefiting Albertans is underway. This project will not only produce a high quality wood product but will serve to enhance Grande Prairie’s growing economy.”
Ainsworth has been in operation since 1950. The company has operations in Alberta, British Columbia, Ontario, Canada and Minnesota, and is continuing to strengthen its market position with these further investments in the Alberta forest industry.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca

Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Tim Ryan
Vice President, Alberta Timberlands
tim.ryan@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

NEWS RELEASE — Friday, August 5, 2005
2005 2nd Quarter Results
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER CO. LTD. CONFERENCE CALL NOTIFICATION
VANCOUVER, August 5th — Ainsworth invites investors and media to listen-in to its second quarter conference call with financial analysts. Ainsworth’s CFO, Robert Allen, and Executive VP, Michael Ainsworth, will discuss the company’s second quarter results, which will be released at the end of the working day, August 9th, 2005.
The conference call will take place on Wednesday, August 10th, 2005 at 8:30 a.m. PST (11:30 am EST).
The dial-in phone number is 1-800-428-5596, Reservation #21257447. To access the post-view line, dial 1-800-558-5253, or 1-416-626-4100, Reservation #21257447. This recording will be available until August 20, 2005.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

NEWS RELEASE — Tuesday, August 9, 2005
2005 2nd Quarter Results Date Change
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER CO. LTD. ANNOUNCES DATE CHANGE FOR 2005 SECOND QUARTER RESULTS
VANCOUVER, August 9th — Ainsworth announced today that it will host its second quarter conference call on Tuesday, August 16, 2005 at 8:30 a.m. PST (11:30 am EST), instead of the previously announced date of Wednesday, August 10, 2005. The Company’s earnings will now be released at the end of working day, Monday, August 15, 2005.
The dial-in phone number is 1-800-470-5906, Reservation #21257447. To access the post-view line, dial 1-800-558-5253, or 1-416-626-4100, Reservation #21257447. This recording will be available until August 20, 2005.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

NEWS RELEASE — Wednesday, November 9, 2005
2005 3rd Quarter Results
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER CO. LTD. CONFERENCE CALL NOTIFICATION
VANCOUVER, November 9th — Ainsworth invites investors and media to listen-in to its third quarter conference call with financial analysts. Ainsworth’s CFO, Robert Allen, and Executive VP, Michael Ainsworth, will discuss the company’s third quarter results, which will be released at the end of the working day, November 14th, 2005.
The conference call will take place on Tuesday, November 15th, 2005 at 8:30 a.m. PST (11:30 am EST).
The dial-in phone number is 1-800-337-2650, Reservation #21268996. To access the post-view line, dial 1-800-558-5253, or 1-416-626-4100, Reservation #21268996. This recording will be available until November 22, 2005.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

NEWS RELEASE
For Immediate Release
Thursday, February 17, 2006
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER ANNOUNCES IT HAS RECEIVED THE REQUIRED CONSENTS TO AMEND THE INDENTURES GOVERNING its 6.750% SENIOR NOTES DUE MARCH 15, 2014
Vancouver, Canada — February 17, 2006 — Ainsworth Lumber Co. Ltd. (“Ainsworth”) today announced that it has received the required consents from the holders of its US$210,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, issued under the indenture dated as of March 3, 2004, and of its US$110,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, issued under the indenture dated as of May 19, 2004 (collectively, the “Notes”), to amend the indentures governing the Notes, which amendments will conform the limitation on liens covenant in the Indentures relating to the Notes with the one in the indenture relating to the Company’s 7 1/4% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010. As of 5 p.m., New York City time, on Friday, February 17, 2006, holders of 100% of the outstanding Notes had validly consented to the amendments.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca